FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Press Release dated 5th of November	1 to 12

11/05/03

The company improved EBITDA by 63% in 9M03

TERRA LYCOS IMPROVES NET INCOME THROUGH SEPTEMBER BY 59% AND EXPECTS TO POST POSITIVE EBITDA IN 4Q

Key highlights of the January-September 2003 performance compared to the same period last year:

•	Growth in revenues in local currency was 15%, excluding the impact of the Bertelsmann agreement and Telefónica strategic alliance.

•	Revenues in local currency amounted to 463 million euros. The depreciation of all currencies outside the Euro zone yielded a negative impact of 72 million euros. In current euros, Terra Lycos reported revenues of 391 million euros.

•	In line with the continuous positive EBITDA performance in the last 13 quarters, the Company expects to reach positive EBITDA in 4Q03.

•	EBITDA in current euros was -37 million euros, an improvement of 63% or 63 million euros since last year. The EBITDA margin improved 11 basis points to –10%.

•	The EBITDA margin in local currency was –8%, an improvement of 13 basis points.

•	Net income in current euros rose 59%, or 195 million euros, to –137 million euros.

•	Terra Lycos exited the quarter with a total of 4.6 million paying access, communication and portal services customers, an increase of 82%.

•	In September 2003, the Company surpassed the half-million mark for broadband customers, ending the month with a total of 543,203, a rise of 59%.

Madrid, 05 November 2003.- Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for the first nine months of 2003 and comparisons with the same period of 2002.

Revenues

Terra Lycos recorded revenue growth in local currency of 15%, excluding the revenues derived from the Group’s agreement with Bertelsmann in the first nine months of 2002 and revenues derived from its strategic alliance with Telefónica this year.

Revenues in local currency amounted to 463 million euros. After the consolidation of local currency revenues, total revenues were negatively impacted by 72 million euros, due to the impact of the stronger euro, mainly vis-a-vis the Brazilian real and the US dollar.

The end of the agreement with Bertelsmann and the start of the new alliance with Telefónica yielded a negative impact of 56 million euros, at constant euros of the first nine months of 2002. Although this alliance means less revenues for the first three years, it guarantees profitability and stability for Terra Lycos’ business model in the medium and longer term (minimum 6 years vs 3), in addition to assuring a positive annual value of at least 78.5 million euros and leading to greater geographic, product and customer diversification.

In these nine months, the access business accounted for 41% of Terra Lycos revenues; advertising and e-commerce accounted for 25%; value-added communication, portal and content services accounted for 23%; and the remaining 11% of revenues came from corporate & SME services and other revenues.

Particularly noteworthy was the 165% increase in revenues generated by value-added communication, portal and content services.

During the course of the last quarter, Terra Lycos began marketing new and innovative products: the company broadened its ADSL offering with the introduction of WI-FI technology, which allows for wireless high-speed access to the Internet; in the US, it launched SideSearch, which offers users a second opinion without having to open other search engines; and it signed an agreement with Movielink enabling users in the US to download movies from leading film producers. Terra España and Terra Brasil (the latter rated as Brazil’s favourite ISP by the prestigious magazine, Carta Capital) were also successful recently with the launch of Conecta Disney.

The Company has reached new agreements and consolidated existing relationships with some of the largest advertisers in the world, such as Adidas, American Express, AT&T Wireless, Bank of America, BBVA, CNN, Dell, Exxon, Federal Express, General Motors, Google, Heineken, Hewlett Packard, IBM, Johnson & Johnson, KLM, Kraft, Lanbox, Nike, Pepsi, Samsung, Sears, Sony, Unilever, Universal Pictures, U.S Army, VISA, Volkswagen, Volvo and Western Union.

Operating expenses

Terra Lycos’ efficient management of operations in the period led to a steady improvement in processes, enabling it to progressively reduce operating expenses by as much as 29%.

Operating margin – EBITDA

The Company expects to obtain positive EBITDA in the whole of the fourth quarter, in line with the continuous improvement in EBITDA seen in the last 13 quarters. 9M03 EBITDA in current euros was -37 million euros, an improvement of 63% or 63 million euros. The EBITDA margin over revenues was –10%, an improvement of 11 basis points, while the EBITDA margin over revenues in local currency was –8%, an improvement of 13 basis points.

Net income

Terra Lycos reported net income of –137 million euros, an improvement of 59% or 195 million euros. The rise in net income was prompted by both the improvement in EBITDA and the write-down of assets made at the close of 2002.

Cash

Terra Lycos still has one of the strongest cash positions in the sector, allowing it to fund its operations and explore new business opportunities with the aim of achieving profitable growth. The Company closed September 2003 with 1.62 billion euros in cash.

Operating Results

Terra Lycos ended September with a total of 4.6 million paying access, communication and portal services customers, an increase of 82%.

In September, the Company surpassed the half-million mark for broadband customers, ending the month with a total of 543,203, a rise of 59%. Along with increases in ADSL customers of 67% and 15% respectively in Brazil and Spain, another highlight is the growth in Chile, with 292%. Terra is still the leader in Brazil with market shares of over 50%, and in Spain continues to be the second ranked broadband access provider after Telefónica.

Subscribers to communications and portal services grew 166%, surpassing the 3 million mark thanks to both the success of the products and services launched by the Company in different countries and the new alliance with Telefónica.

About Terra Lycos

Terra Lycos is a global Internet group, with a presence in 40 countries in 19 languages. The group, which resulted from Terra Networks, S.A’s acquisition of Lycos, Inc. in October of 2000, operates some of the most widely visited web sites in the US, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

Terra Lycos’ network of websites includes Terra in 18 countries, Lycos in 22 countries, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and operating centers in Madrid and Boston, as well as elsewhere, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY) .

* Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. This foward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions (Shearman.-May 2 2003). Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telephone numbers:

•	Public Relations
	Miguel Angel Garzón	Kirsten Murawski (U.S.)
	+34-91-452-3921	+1-781-370-2691
	miguel.garzon@corp.terra.com	kirsten.murawski@corp.terralycos.com

•	Investor Relations
Miguel von Bernard
+34-91-452-3922
relaciones.inversores@corp.terralycos.com

Annex I

TERRA LYCOS

Consolidated Statement of Operations

(In thousand of euros – Spanish GAAP)

Unaudited

	Nine Months Ended sep-30
	2003	2002
Revenues:
Access	158.570	169.156
Advertising and e-commerce	99.586	228.017
Communication, portal and content services	88.100	33.189
Corporate & SMEs Services and Other	44.983	37.744
Total revenues	391.239	468.106

Operating expenses:
Goods purchased	(199.561)	(227.024)
Personnel expenses	(93.126)	(136.781)
Professional services	(20.914)	(29.002)
Depreciation and amortization	(57.158)	(110.423)
Marketing and Commisions	(54.395)	(96.253)
Maintenance, supplies and leases	(33.333)	(47.734)
Other operating expenses	(37.013)	(47.645)
Total operating expenses	(495.500)	(694.862)

Operating loss	(104.261)	(226.756)

Financial income (expense)	27.059	49.324
Amortization of goodwill	(62.385)	(191.070)
Equity share in affiliate losses, net	(15.014)	(60.278)
Extraordinary income (expense) and other	17.401	875

Income (loss) before taxes	(137.200)	(427.905)

Corporate income tax credit	(226)	92.739
Minority interest	447	2.972

Net Loss (Spanish GAAP)	(136.979)	(332.194)

Shares excluding Stock Options Plan (‘000)	560.973	559.364

Annex II

TERRA LYCOS

Notes to P&L (I)

EBITDA Reconciliation

Nine months ended September 30th in current euros

(in thousand of Euros - Spanish GAAP)

Unaudited

	Nine Months Ended sep-30
	2003	2002	Δ%
Operating loss	(104.261)	(226.756)	54%	F
Depreciation and amortization	57.158	110.423	48%	F
Lease expense on fixed assets (1)	9.875	16.661	41%	F

EBITDA (2)	(37.228)	(99.672)	63%	F
EBITDA Margin	-10%	-21%	11 b.p.	F

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.

(2)	See EBITDA description in Annex IV: Other Information

F: Favorable evolution U: Unfavorable evolution

Figures at Constant Euros (9m’02 Exchange Rates)

(in thousand of Euros – Spanish GAAP)

Unaudited

	Nine Months Ended sep-30
	2003 Constant € (1)	2002	Δ%
Revenue by business:
Access	185.240	169.156	10%	F
Advertising and e-commerce	120.880	228.017	-47%	U
Communication, portal and content services	103.384	33.189	212%	F
Corporate & SMEs Services and Other	53.963	37.744	43%	F
Total revenues	463.467	468.106	-1%	U

Revenue by country:
Spain	139.949	107.419	30%	F
Brazil	148.429	91.746	62%	F
US	112.706	198.584	-43%	U
Other	62.383	70.357	-11%	U
Total revenues	463.467	468.106	-1%	U

EBITDA (2)	(38.126)	(99.672)	62%	F
EBITDA Margin	-8%	-21%	13 b.p.	F

(1)	9m’02 average exchange rates
(2)	See EBITDA description in Annex IV: Other Information section

F: Favorable evolution U: Unfavorable evolution

Annex II

TERRA LYCOS

Notes to P&L (II)

BAU Revenues (Business as Usual Revenues net of FX and Bertelsmann/TEF contracts)

(in thousand of Euros—Spanish GAAP) Unaudited	Nine Months Ended sep-30
	2003	2002	Δ%
Revenue at Current Euros	391.239
Effect of exchange rates on revenues (1)	72.228
Revenue at Constant Euros	463.467	468.106	-1%	U

Bertelsmann/Telefonica revenues	65.793	133.073
Effect of FX on Bertelsmann/TEF revenues (1)	11.231

“Business as Usual” Revenues	386.443	335.033	15%	F

(1)	9m’02 average exchange rates

F: Favorable evolution U: Unfavorable evolution

Annex III

TERRA LYCOS

OPERATING DATA

(in thousands)

	sep-30
	2003	2002	Δ%
Total Pay Subscribers (1)	4.602	2.530	82%	F
Access:
Narrowband	1.035	1.051	-2%	U
Broadband	543	342	59%	F
Total	1.578	1.393	13%	F
OBP (CSP/Portal):	3.024	1.137	166%	F

Broadband Access Subscribers:
Spain	143	125	15%	F
Latam	400	217	84%	F
Total	543	342	59%	F

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.

F: Favorable evolution U: Unfavorable evolution

Annex IV

TERRA LYCOS

Other Information

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate Services & SMEs and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the communication, portal and content services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: 4th of November 2003	By:	/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
		Name:	Elías Rodríguez-Viña Cancio
		Title:	Chief Financial Officer Terra Networks, S.A.